Microsoft Word 10.0.3416;T. Rowe Price Tax-Efficient Funds, Inc.
         T. Rowe Price Tax-Efficient Balanced Fund
         T. Rowe Price Tax-Efficient Growth Fund
         T. Rowe Price Tax-Efficient Multi-Cap Growth Fund

1) The investment policy on index total return swaps was removed from the prospectus. 2) The investment policy on swaps was added to the prospectus. The fund will not enter into a swap agreement with any single counterparty if the net amount owed or to be received under existing contracts with that party would exceed 5% of fund total assets, or if the net amount owed or to be received by the fund under all outstanding swap agreements will exceed 10% of fund total assets.
  The total market value of securities covering call or put options may not exceed 25% of fund total assets. No more than 5% of fund total assets will be committed to premiums when purchasing call or put options.